# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pyrophyte Acquisition Corp., CIK 0001848756
CUSIP: G7308P101
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 3262 WESTHEIMER RD., SUITE 706, Houston, Texas (TX), 77098
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000048966

## Reporting persons
- COWEN AND COMPANY, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cowen Financial Products LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION HOLDINGS USA INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD GROUP US HOLDINGS LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION BANK: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Pyrophyte Acquisition Corp.
Address of issuer's principal executive offices:
3262 WESTHEIMER RD., SUITE 706, Houston, TEXAS
77098

## Item 2. Person Filing
Name of person filing:
COWEN AND COMPANY, LLC

TD SECURITIES (USA) LLC

Cowen Financial Products LLC

TORONTO DOMINION HOLDINGS USA INC

TD GROUP US HOLDINGS LLC

TORONTO DOMINION BANK
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office, Cowen Financial Products LLC's ("CFP") principal office, and Toronto Dominion Holdings (U.S.A.), Inc.'s ("TDH") principal office is 1 Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
Citizenship:
COWEN AND COMPANY, LLC - DELAWARE

TD SECURITIES (USA) LLC - DELAWARE

Cowen Financial Products LLC - DELAWARE

TORONTO DOMINION HOLDINGS USA INC - DELAWARE

TD GROUP US HOLDINGS LLC - DELAWARE

TORONTO DOMINION BANK - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
COWEN AND COMPANY, LLC - 0

TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Shared power to vote or to direct the vote:
COWEN AND COMPANY, LLC - 0

TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Sole power to dispose or to direct the disposition:
COWEN AND COMPANY, LLC - 0

TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Shared power to dispose or to direct the disposition:
COWEN AND COMPANY, LLC - 0

TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of Pyrophyte Acquisition Corp. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 12, 2025

COWEN AND COMPANY, LLC
By TD Securities (USA) LLC, as successor in interest

By: /s/John Holmes
Title: Vice President & Managing Director

COWEN FINANCIAL PRODUCTS LLC

By: /s/ John Holmes
Title: Chief Operating Officer

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Salma Salman
Title: Senior Vice President and Chief Financial Officer

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

## Signatures
- COWEN AND COMPANY, LLC: John Holmes, John Holmes / Vice President and Managing Director (08/12/2025)
- TD SECURITIES (USA) LLC: Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (08/12/2025)
- Cowen Financial Products LLC: John Holmes, John Holmes / Chief Operating Officer (08/12/2025)
- TORONTO DOMINION HOLDINGS USA INC: Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (08/12/2025)
- TD GROUP US HOLDINGS LLC: Salma Salman, Salma Salman / Senior Vice President & Chief Financial Officer (08/12/2025)
- TORONTO DOMINION BANK: Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (08/12/2025)
Comment: Cowen and Company, LLC signed by TD Securities (USA) LLC, as successor in interest